SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

KENNETH J. BARONSKY

MILBANK, TWEED, HADLEY & McCLOY LLP

601 S. FIGUEROA STREET, 30TH FLOOR

LOS ANGELES, CA 90017

TELEPHONE: 213-892-4333

(Name, address and telephone number of person authorized to receive notices and communications)

August 13, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 2,978,213 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 2,978,213

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,978,213
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.21%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 1,606,237 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 1,606,237

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,237
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investment Group, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 4,584,450 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 4,584,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.10%
(14)	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 35,000 (8) SHARED VOTING POWER 4,619,450 (9) SOLE DISPOSITIVE POWER 35,000 (10) SHARED DISPOSITIVE POWER 4,619,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.18%
(14)	TYPE OF REPORTING PERSON IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 23 (this “Amendment”) relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership (“LILP”); (ii) Liberation Investments Ltd. (“LILTD”), a private offshore investment corporation; (iii) Liberation Investment Group, LLC (“LIGLLC”), a Delaware limited liability company and general partner of LILP and discretionary investment advisor to LILTD; and (iv) Emanuel R. Pearlman, as General Manager and majority member of LIGLLC (collectively with LILP, LILTD and LIGLLC, the “Reporting Persons”), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005, Amendment No. 7 filed on May 6, 2005, Amendment No. 8 filed on July 19, 2005, Amendment No. 9 filed on July 22, 2005, Amendment No. 10 filed on September 19, 2005, Amendment No. 11 filed on October 11, 2005, Amendment No. 12 filed on October 31, 2005, Amendment No. 13 filed on November 14, 2005, Amendment No. 14 filed on November 22, 2005, Amendment No. 15 filed on December 7, 2005, Amendment No. 16 filed on December 14, 2005, Amendment No. 17 filed on December 23, 2005, Amendment No. 18 filed on December 27, 2005, Amendment No. 19 filed on January 12, 2005, Amendment No. 20 filed on January 17, 2005, Amendment No. 21 filed on January 18, 2005 and Amendment No. 22 filed on January 26, 2006 (the “Schedule 13D”), relating to shares of common stock (the “Common Stock”), $.01 par value per share, of Bally Total Fitness Holding Corporation (the “Company”).

Items 2, 4 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND

(b) The business address for LILP, LIGLLC and Mr. Pearlman is 330 Madison Avenue, Suite 629, New York, NY 10017.

ITEM 4. PURPOSE OF TRANSACTION

On August 13, 2006, a representative of the Reporting Persons communicated to the Company the (i) potential interest of the Reporting Persons in attempting to arrange or participate with third parties in an extraordinary corporate transaction with respect to the Company and (ii) desire of the Reporting Persons to enter into a confidentiality agreement with the Company on commercially reasonable terms pursuant to which the Reporting Persons, and their representatives, would be permitted to access and review certain confidential information (the “Evaluation Material”) of the Company, including, without limitation, information relating to the Company’s business, products, markets, condition (financial or other), operations, assets, liabilities, results of operations, cash flows and prospects.

Following their review of the Evaluation Material, the Reporting Persons may determine to attempt to arrange or participate with third parties in an extraordinary corporate transaction with respect to the Company, such as an acquisition, a sale of all or substantially all of the Company’s assets, a reorganization, a recapitalization, or a significant debt or equity investment.

As a result, the Reporting Persons may engage in discussions with the Company’s stockholders, management or Board of Directors concerning the matters set forth above. The Reporting Persons may also engage in discussions with the Company’s stockholders, management or Board of Directors with respect to their investment in the Company, strategies to maximize shareholder value, the formulation of additional plans or proposals, and such other actions with respect to their investment in the Company as the Reporting Persons may determine to be appropriate.

The Reporting Persons may pursue alternatives to maximize the value of their investment in the Company. Such alternatives could include, without limitation, the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The beneficial ownership and ownership percentages set forth herein are as of August 14, 2006. All ownership percentages set forth herein assume that there are 41,310,827 shares of Common Stock outstanding, based on the total number of shares reported in the Form 10-Q filed by the Company with the Securities and Exchange Commission on June 27, 2006 to be issued and outstanding as of May 31, 2006.

LILP is the beneficial owner of, and has shared voting and dispositive power over, 2,978,213 shares of Common Stock, which represents 7.21% of the total shares of Common Stock outstanding. LILTD is the beneficial owner of, and has shared voting and dispositive power over, 1,606,237 shares of Common Stock, which represents 3.89% of the total shares of Common Stock outstanding. LIGLLC is the beneficial owner of, and has shared voting and dispositive power over, 4,584,450 shares of Common Stock, which represents 11.11% of the total shares of Common Stock outstanding. Mr. Pearlman is the beneficial owner of 4,619,450 shares of Common Stock, and has sole voting and dispositive power over 35,000 such shares and shared voting and dispositive power over 4,619,450 such shares, which represents in the aggregate 11.18% of the total shares of Common Stock outstanding.

(c) Since the filing of Amendment 22 to the Schedule 13D on January 26, 2006, LILP and LILTD have acquired shares of Common Stock of the Company as follows:

(1) On August 11, 2006, (i) LILP purchased 130,000 shares of Common Stock on the open market, at a price of $2.88 per share, and (ii) LILTD purchased 70,000 shares of Common Stock on the open market, at a price of $2.88 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2006

LIBERATION INVESTMENTS, L.P.

By: Liberation Investment Group LLC, general partner

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS, LTD.

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP, LLC

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ Emanuel R. Pearlman